UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                         State Street Boston Corporation
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                    85747310
                                 (CUSIP Number)


                                 Phebe C. Miller
                            Senior Vice President and
                               Chief Legal Officer
                         The Bank of New York Co., Inc.
                                 48 Wall Street
                            New York, New York 10286
                                 (212) 635-1643

                                    Copy to:

                             Mitchell S. Eitel, Esq.
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4960
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                December 31, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

                                            CUSIP No. 85747310

1. NAME OF REPORTING PERSON.
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

       The Bank of New York Company, Inc.
       I.R.S. Identification No. 13-2614959


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

           (a)   |_|
           (b)   |_|


3. SEC USE ONLY.


4. SOURCE OF FUNDS

       WC, OO


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).
                    _
                   |_|


6. CITIZENSHIP OR PLACE OF ORGANIZATION.

                  State of New York


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

   7. SOLE VOTING POWER -          3,998,800


   8. SHARED VOTING POWER -        36,820


   9. SOLE DISPOSITIVE POWER -     3,998,800


  10. SHARED DISPOSITIVE POWER -   36,820



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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

        4,035,620


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.
         _
        |_|


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

        5.04%


14. TYPE OF REPORTING PERSON.

        CO



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                                  SCHEDULE 13D


Item 1. Security and Issuer

         This Schedule 13D relates to an investment in common stock, par value $1.00 per share ("State Street Common Stock"), of State Street Boston Corporation, a Massachusetts corporation having its principal place of business at 225 Franklin Street, Boston, Massachusetts 02110 ("State Street").


Item 2. Identity and Background

         This Schedule 13D is being filed by The Bank of New York Company, Inc., a New York corporation ("BNY Co."). The address of BNY Co.'s principal place of business is 48 Wall Street, New York, New York 10286. The business of BNY Co. is the ownership of a number of trust, banking and nonbanking corporations, including its principal subsidiary, The Bank of New York. Through its subsidiaries, BNY Co. engages in a full range of commercial banking activities, trust, custody and fiduciary activities, the underwriting and sale of bank-eligible securities, data processing, and other activities in which bank holding companies and their subsidiaries are permitted to engage.

         Neither BNY Co. nor, to the knowledge of BNY Co., any of its directors and executive officers has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or which resulted in a finding of any violation with respect to such laws.

         Certain other information concerning the directors and executive officers of BNY Co. is contained in Annex I. Except as indicated in Annex I, each of the directors and executive officers is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration.

         BNY Co. has used working capital to acquire the shares of State Street Common Stock held by it as of the date hereof. The aggregate net cost of such shares was $172,503,665. Of the shares reported hereby as beneficially


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owned by BNY Co., 36,820 are held by bank or trust company subsidiaries in a bona fide fiduciary capacity; such shares were purchased with funds belonging solely to trust or similar accounts.

         BNY Co. last purchased shares of State Street Common Stock in February 1996. From February 1996 through September 30, 1996, as a result of a stock repurchase program initiated by State Street, BNY Co.'s holdings of State Street Common Stock (for its own account) rose, as a percentage of State Street's reported shares outstanding at September 30, 1996, to approximately 4.99% of the outstanding shares of State Street Common Stock.* Additional repurchases by State Street since September 30, 1996 may have caused BNY Co.'s holdings (for its own account) to surpass 5% of the outstanding shares of State Street Common Stock.

--------
* On the basis of the number of shares (82,692,346) reported as outstanding on October 31, 1996 on the first page of State Street's Form 10-Q for the quarter ended September 30, 1996 (the "September 30 10-Q"), BNY Co.'s holdings of State Street Common Stock would represent approximately 4.84% of the outstanding State Street Common Stock. The 36,820 shares of State Street Common Stock held by subsidiaries of BNY Co. in a bona fide fiduciary capacity would represent approximately .045% of the outstanding shares of State Street Common Stock.

         In reviewing its investment in State Street, BNY Co. determined that the statement of condition contained within the September 30 10-Q indicates that, as of September 30, 1996, 82,693,000 shares of State Street Common Stock were issued, but 2,556,000 shares were held in treasury. Based on these numbers from the September 30 10-Q statement of condition, BNY Co. believes that a total of approximately 80,137,000 shares of State Street Common Stock are outstanding. Using this figure, BNY Co.'s holdings would represent approximately 4.99% of the outstanding shares of State Street Common Stock and the shares held by subsidiaries of BNY Co. in a bona fide fiduciary capacity would represent approximately .046% of the outstanding shares of State Street Common Stock. On the basis of this calculation and for the reasons stated in the accompanying text of Item 3, BNY Co. has concluded that a filing of a Schedule 13D at this time may be required.

         BNY Co. may, from time to time after the date hereof, purchase shares of State Street Common Stock at prevailing prices in market transactions or privately negotiated purchases from stockholders of State Street. No specific terms or timing for such purchases have been formulated at this time. BNY Co. intends to fund the purchase of additional shares of State Street Common Stock with, as needed, the proceeds from the sale of its investments in other marketable securities.

         In addition, BNY Co.'s subsidiaries may from time to time purchase and sell shares of State Street Common Stock in a fiduciary or similar capacity for the accounts of others.


Item 4. Purpose of the Transaction.

         BNY Co.'s acquisition of State Street Common Stock is for investment purposes. BNY Co. seeks flexibility to increase its investment in shares of State Street Common Stock either through purchases or as a result of State Street's stock buyback program, up to a maximum aggregate holding of 9.99% of the outstanding shares of State Street Common Stock.

         BNY Co. does not have plans, at this time, to raise its ownership interest above 9.99% or to effect any merger, reorganization, liquidation, tender offer, exchange offer or any other type of extraordinary corporate transaction described in Items 4(a)-(j) of Schedule 13D with State Street.

         On December 31, 1996, BNY Co. filed an application and notice (collectively, the "Federal Reserve Application") with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") for approval, under the Bank Holding Company Act of 1956, to retain its investment and to acquire up to a total of 9.99% of the outstanding shares of State Street Common Stock. On January 2, 1997, BNY Co. filed a similar application with the Massachusetts Board of Bank Incorporation.


Item 5. Interest in Securities of Issuer.

         BNY Co. owns 3,988,800 shares of State Street Common Stock for its own account, representing approximately 4.99% of the shares of State Street Common Stock reported


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outstanding at September 30, 1996.* BNY Co. does not have specific information regarding State Street's stock repurchase activities, but believes it reasonable to assume that the September 30, 1996 information is no longer current, and that, as a result of such stock repurchase activity by State Street, BNY Co.'s ownership interest, as a percentage of currently outstanding shares, may have risen above 5%. BNY Co. holds sole dispositive and voting power with respect to such shares.

         BNY Co. holds, through its bank and trust subsidiaries, beneficial ownership of 36,820 shares of State Street Common Stock in a bona fide fiduciary capacity, representing approximately .045% of the shares of State Street Common Stock reported outstanding at September 30, 1996.** BNY Co.'s subsidiaries generally hold shared dispositive and voting power with respect to such shares.

         Annex I discloses, to BNY Co.'s knowledge, the number of shares of State Street Common Stock beneficially owned by its directors and executive officers.

         Except for the transaction described in the next paragraph, neither BNY Co. nor, to BNY Co.'s knowledge, any of its directors or executive officers has effected any transactions in State Street Common Stock during the past 60 days.

         On November 7, 1996, BNY Co. sold 500 shares of State Street Common Stock for an aggregate price of $21,448 ($42.90 per share). The transaction was effected on the New York Stock Exchange through a New York-based broker.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         In the Federal Reserve Application, BNY Co. has made certain commitments to the Federal Reserve Board with respect to its ownership of State Street Common Stock. The commitments were made in order to ensure that the investment does not result in a finding by the Federal Reserve Board that BNY Co. exercises a "controlling influence over the management or policies" of State Street (within the meaning of Section 2(a) of the Bank


-------------
     *   See footnote to information in Item 3 above.
     **  See footnote to information in Item 3 above.


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


Holding Company Act of 1956). Specifically, BNY Co. has committed that it will not, without prior approval of the Federal Reserve Board:

         (1) take any action that would cause State Street or any of its subsidiaries to become a subsidiary of BNY Co. or any of its subsidiaries;

         (2) acquire or retain shares of State Street that would cause the combined interests of BNY Co. and any of its subsidiaries and any of its officers, directors, principal shareholders and affiliates to equal or exceed 10 percent of the outstanding voting shares of State Street or any of its subsidiaries;

         (3) seek or accept any representation on the board of directors of State Street or any of its subsidiaries;

         (4) exercise or attempt to exercise a controlling influence over the management or policies of State Street or any of its subsidiaries;

         (5) have or seek to have any representative serve as an officer, agent or employee of State Street or any of its subsidiaries;

         (6) propose a director or slate of directors in opposition to a nominee or slate of nominees proposed by the management or board of directors of State Street or any of its subsidiaries;

         (7) solicit or participate in soliciting proxies with respect to any matter presented to the shareholders of State Street or any of its subsidiaries;

         (8) attempt to influence the dividend policies or practices; the investment, loan or credit decisions or policies; the pricing of services; personnel decisions; operating activities (including the location of any offices or branches or their hours of operation, etc.); or any similar activities or decisions of State Street or any of its subsidiaries;

         (9) enter into any other banking or nonbanking transactions with State Street, except that BNY Co. may establish and maintain deposit accounts with bank subsidiaries of State Street, provided that the aggregate balance of all such deposit accounts does not exceed $500,000 and that the accounts are maintained on

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    substantially the same terms as those prevailing for comparable accounts of persons unaffiliated with State Street or any of its subsidiaries;

         (10) dispose or threaten to dispose of shares of State Street or any of its subsidiaries in any manner as a condition of specific action or non-action by State Street or any of its subsidiaries; or

         (11) exchange any non-public information with State Street regarding business operations, policies or strategy.


Item 7.  Material to be Filed as Exhibits.

                  None.

                                                                       ANNEX I


                          Certain Information Regarding
                   Directors and Executive Officers of BNY Co.


                 DIRECTORS OF THE BANK OF NEW YORK COMPANY, INC.


J. Carter Bacot
Chairman & Chief Executive Officer
48 Wall Street-3rd Floor
New York, NY 10286

Richard Barth
662 Guard Hill Road
Bedford, New York 10506

Frank J. Biondi
MCA, Inc.
100 Universal City Plaza
Universal City, CA 91608

William R. Chaney
Tiffany & Co.
727 Fifth Avenue
New York, NY 10022

Mr. Samuel F. Chevalier (*)
Vice Chairman
One Wall Street-10th Floor
New York, NY 10286

Ralph E. Gomory
Alfred P. Sloan Foundation
630 Fifth Avenue, Room 2550
New York, NY 10111

Alan R. Griffith
Vice Chairman
48 Wall Street-3rd Floor
New York, NY 10286

Edward L. Hennessy, Jr. (**)
Allied-Signal Corporation
101 Columbia Road-Box 1057
Morristown, NJ 07962-1057

Richard J. Kogan
Schering Plough Corp.
One Giralda Farms
Madison, NJ 07940

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John A. Luke, Jr.
Westvaco Corporation
299 Park Avenue
New York, NY 10171

John C. Malone
Tele-Communications, Inc.
Terrace Tower II
5619 DTC Parkway
Englewood, CO 80111-3000

Donald L. Miller
Our World News, LLC
201 North Charles Street-Suite 300
Baltimore, MD 21201

H. Barclay Morley
P.O. Box V
Southport, CT 06490

Martha T. Muse
The Tinker Foundation Incorporated
55 East 59th Street-21st Floor
Stuart, Florida 34997

Catherine A. Rein
Metropolitan Life Insurance Company
Corporate Management Office-9A
New York, NY 10010

Thomas A. Renyi (***)
President
48 Wall Street-3rd Floor
New York, NY 10286

Harold E. Sells
56 Innisbrook Avenue
Las Vegas, NV 89113


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W.S. White, Jr.
2430 Onandaga Drive
Columbus, OH 43221



(*)      Ceased serving as director as of December 31, 1996.

(**) Mr. Edward L. Hennessy, Jr. has reported beneficial ownership of 3,000 shares of State Street Boston Corporation.

(***) Mr. Thomas A. Renyi has reported beneficial ownership of 200 shares of State Street Boston Corporation.


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              Senior Officers of The Bank of New York Company, Inc.


Richard D. Field
Executive Vice President
48 Wall Street-10th Floor
New York, NY 10286

Robert J. Goebert
Auditor
One Wall Street-36th Floor
New York, NY 10286

Robert E. Keilman
Comptroller
48 Wall Street-10th Floor
New York, NY 10286

Phebe C. Miller
Chief Legal Officer & Secretary
One Wall Street-15th Floor
New York, NY 10286

Deno D. Papageorge(*)
Senior Executive Vice President
48 Wall Street-3rd Floor
New York, NY 10286



(*) Mr. Deno D. Papageorge is a citizen of Canada.


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                   Executive Officers of The Bank of New York


Gerald L. Hassell
Senior Executive Vice President
One Wall Street-10th Floor
New York, NY 10286

Newton P.S. Merrill
Senior Executive Vice President
One Wall Street-10th Floor
New York, NY 10286

Robert J. Mueller
Senior Executive Vice President
One Wall Street-10th Floor
New York, NY 10286

Donald R. Monks
Senior Executive Vice President
101 Barclay Street-18W
New York, NY 10286

Richard A. Pace
Executive Vice President
101 Barclay Street-17W
New York, NY 10286


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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 3, 1997



                                    THE BANK OF NEW YORK COMPANY, INC.



                                   By: /s/ Phebe C. Miller
                                      Name: Phebe C. Miller
                                      Title: Senior Vice President &
                                             Chief Legal Officer




                                  Page 15 of 15